UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tupperware Brands Corporation Retirement Savings Plan
14901 South Orange Blossom Trail
Orlando, Florida 32837

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tupperware Brands Corporation
14901 South Orange Blossom Trail
Orlando, Florida 32837

Tupperware Brands Corporation Retirement Savings Plan

Index to Financial Statements and Exhibits

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(b) EXHIBITS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Tupperware Brands Corporation Retirement Savings Plan
(Name of Plan)

By: ______________________________
Thomas M. Roehlk
Management Committee for Employee Benefits

June 27, 2007
Orlando, Florida

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2006 AND 2005

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

LarsonAllen LLP

CPAs, Consultants & Advisors
www.larsonallen.com

Report of Independent Registered Certified Public Accounting Firm

Participants and Administrator
Tupperware Brands Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2005 were audited by Chastang, Ferrell, Sims & Eiserman, LLC (whose practice became part of LarsonAllen LLP effective November 1, 2006), whose report dated June 16, 2006 expressed an unqualified opinion on those financial statements. As discussed in Note 2 to the financial statements, the Plan has adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position 94-4-1 (FSP), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.* The other auditors reported on the 2005 financial statements before the adoption of this FSP.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LarsonAllen LLP

LarsonAllen LLP

Orlando, Florida
June 22, 2007

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
Assets		
Investments, at fair value	$ 75,824,051	$ 72,509,600
Accrued income	114,802	115,071
Cash	2,474	2,922
Total assets	75,941,327	72,627,593
Liabilities		
Accounts payable	24,720	7,301
Due to brokers for securities purchased	94,676	79,886
Total liabilities	119,396	87,187
Net assets available for benefits at fair value	75,821,931	72,540,406
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	151,674	193,820
Net assets available for benefits	$ 75,973,605	$ 72,734,226

The accompanying notes are an integral part of
these financial statements.

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

Net assets available for benefits, beginning of year	$ 72,734,226
Additions to net assets	
Contributions:	
Company contributions	2,116,100
Participant contributions	2,105,549
Total contributions	4,221,649
Net appreciation in fair value of investments	3,100,923
Interest and dividend income	3,913,907
Total investment income	7,014,830
Total additions	11,236,479
Deductions from net assets	
Benefits paid to participants	7,960,395
Administrative expenses	36,705
Total deductions	7,997,100
Net increase during the year	3,239,379
Net assets available for benefits, end of year	$ 75,973,605

The accompanying notes are an integral part of these financial statements.

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Note 1 - Description of the Plan:

General

The Tupperware Brands Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan covering eligible employees of Tupperware Brands Corporation and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The investment assets of the Plan are held in the Tupperware Brands Corporation Defined Contribution Trust (the "Trust") by Fidelity Management Trust Company ("Fidelity"), the Trustee of the Plan.

The Plan is administered on behalf of the Company by the Management Committee for Employee Benefits ("MCEB"), which functions as the Plan Administrator. MCEB is composed of certain officers of the Company appointed by the Compensation and Management Development Committee of the Board of Directors of the Company (the "Compensation Committee").

The following description of the Plan provides only general information. Information about the Plan's provisions is contained in the Plan document, which may be obtained from the Company.

Participation

During 2006, all eligible employees whose customary employment was at least 1,000 hours a year could participate in the Plan following the completion of six months of service. For new hires, the number of hours used in assessing "customary employment" was based on the position's expected work schedule. Employees who are active participants in any other defined contribution plan to which the Company or any subsidiary makes contributions on his or her behalf are not eligible to participate in the plan. Effective January 1, 2007, an eligible employee shall become a participant in the plan immediately after the employee's employment commencement date.

Contributions

All eligible participant contributions are tax-deferred pursuant to a qualified cash or deferred arrangement. A participant may elect to contribute from 1% to 25% of eligible compensation, in whole percentage points, subject to the limitation of the Internal Revenue Code (the "Code"). This limitation was $15,000 for 2006. Beginning April 1, 2007 newly eligible employees are automatically enrolled in the plan with a contribution election of three percent (3%) of his or her eligible compensation. Participants are allowed to terminate or adjust their contribution percentage at any time during the year, but only once per pay period.

In addition, for those participants who are 50 years or older by year-end and are making the maximum pre-tax contribution referred to above, an additional catch-up contribution of $5,000 was allowed in 2006. The catch-up amount will remain unchanged in 2007.

Note 1 - Description of the Plan (Continued):

Contributions (Continued)

Company contributions to the Plan are comprised of matching contributions and basic contributions and become effective after six months of continuous employment. Company matching contributions are 50% of the participant's contribution up to 6% of eligible compensation. Company basic contributions are 5% of eligible compensation up to the Social Security Wage Base (SSWB) and 6% above the SSWB. The Social Security Wage Base was $94,200 for 2006.

During 2006, participants could elect to invest their contributions and the Company basic contribution in 1% increments in any of twelve different investment options including ten mutual funds, a common collective trust fund and the Company stock fund. All matching contributions were initially invested in the Company Stock Fund with the participant having the option of electing to immediately transfer this matching contribution to a different investment fund. Effective January 1, 2007, if a participant fails to elect to invest his/her account balance attributable to before-tax contributions, rollover contributions or employee after-tax contributions, then such balance or contributions shall be invested in the Fidelity Freedom Fund having a target retirement date closest to the year in which the participant shall attain age 65, or any other investment fund selected by the Administrative Committee.

Also beginning April 1, 2007, no participant may elect to invest any percentage of his or her current account balance or any percentage of future contributions made to the Plan on his or her behalf to the Company stock fund. This includes the Company matching contribution that previously automatically went into that fund. A participant's balance currently in the Company stock fund can remain in the Company stock fund at the discretion of the participant or be invested in any of the other investment choices available. The participant may direct the investment selection of company matching contributions to any of the available investment options. If a participant fails to elect how the company matching funds are to be invested, the funds will be invested in the Fidelity Freedom Fund having a retirement target date closest to the year in which the participant attains age 65.

Vesting and Distribution Options

Participants are fully vested in the current value of their contributions and earnings thereon, and become fully vested in Company contributions and related earnings credited to their accounts based upon their years of service as shown in the following table:

Note 1 - Description of the Plan (Continued):

Vesting and Distribution Options (Continued)

Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

Participants who are age 65 or over, die or become permanently and totally disabled are automatically 100% vested in the value of Company contributions and related earnings credited to their accounts.

Upon termination of employment, participants generally may elect to receive the total value of their account attributable to their contributions, as well as the vested value of their Company contributions and related earnings in cash. Participants who entered the plan prior to October 1, 1998, may alternatively elect to have an annuity purchased on their behalf. For distributions from the Company Stock Fund, participants may elect to receive their eligible distribution in full shares of the Company's common stock or in cash. Hardship withdrawals may be made only under limited circumstances. To qualify for a hardship withdrawal, the participant must be an active participant with an available pre-tax balance, all other non-hardship, in-service withdrawals must have been made, all loanable assets must have been exhausted and the participant declares that the hardship withdrawal meets one of the Internal Revenue Service's safe harbor provisions.

Participant Loans

Participants may borrow from their Plan account balances for terms of one to five years. A participant may have up to two loans outstanding at any one time. The aggregate amount of the loans outstanding is limited to the lesser of $50,000 or 50% of the participant's vested account balance at the time a loan is made and loans bear interest at the prime rate plus one percentage point. The prime rate is defined as that published by the Wall Street Journal at the beginning of the month the loan is made. Repayments of principal and interest are credited to the borrowing participant's account and are allocated to investment funds using the participant's current investment election.

Note 1 - Description of the Plan (Continued):

Forfeitures

Company contributions forfeited by terminating employees are used to reduce future Company contributions to the Plan as allowed by the Internal Revenue Service. The Company will reinstate forfeited balances to the accounts of employees who rejoin the Company within five years of their termination. For the years ended December 31, 2006 and 2005, forfeitures in the amount of $157,207 and $377,248, respectively, were applied to reduce Company contributions. At December 31, 2006 and 2005, the balance of forfeited nonvested accounts available to reduce future contributions was $96,954 and $196,504, respectively.

Note 2 - Summary of Significant Accounting Policies:

Basis of Accounting

The Company maintains the accounts of the Plan on an accrual basis.

New Accounting Pronouncement

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and Statement of Position 94-4-1 (FSP), *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.* The FSP requires the Statement of Net Assets Available for Benefits present the Plan's investments at fair value. However, the FSP states contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to a fully benefit-responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the Plan's investment at fair value with an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was applied retroactively to the prior period presented on the Statement of Nets Assets Available for Benefits as of December 31, 2005. The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

Administrative Expenses

Certain administrative and recordkeeping costs associated with the Plan are charged to the Plan in accordance with Plan provisions and guidelines approved by MCEB. Remaining costs, such as audit costs, are absorbed by the Company.

Note 2 - Summary of Significant Accounting Policies (Continued):

Investment Valuation

Shares of registered investment funds and the Company stock fund are stated at fair value based on quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in the Fidelity Managed Income Portfolio, a common/collective trust (CCT) fund. This CCT primarily invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions and is subject to the new reporting requirements under FSP 94-4-1 which requires the CCT to be reported at fair value in the Plan's financial statements. The FSP also provides that an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As a result, the Fidelity Managed Income Portfolio is included in Investments on the Statement of Net Assets Available for Benefits at fair value. The difference between the fair value and the contract value of the fully benefit-responsive contracts held by the CCT is presented separately in the Statement of Net Assets Available for Benefits.

Security Transactions and Income Recognition

Purchases and sales of investments by the Trust are recorded on a trade date basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Interest and dividend income is recorded when earned.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 3 - Termination of the Plan:

It is the intent of the Company that the Plan continues into the future. However, the MCEB, with approval of the Compensation Committee, reserves the right to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants would become fully vested in their accounts and the assets of the Plan would be distributed to the participants in proportion to their respective interests in the Plan at the time of termination.

Note 4 - Tax Status:

The Plan has obtained a favorable determination letter, dated August 12, 2003, on the tax status of the Plan from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and Plan's tax counsel believe that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

Note 5 - Investments:

Assets and investment earnings of the Trust are held in investment accounts, which are managed and invested by the Trustee and by asset managers appointed by MCEB. Certain investment funds may enter into hedging agreements and techniques to effectively manage the funds' portfolio risk and reward characteristics. Investment income (loss), as well as interest income, dividend income, and administrative expenses are allocated daily based upon the Plan's accumulated daily balances in the Trust's investment funds.

Investments that represent five percent or more of the Plan's end of the year net assets available for benefits at December 31, 2006 and 2005 were as follows:

Note 5 - Investments (Continued):

Description	2006	2005
Fidelity Managed Income Portfolio **	$ 15,242,575	$ 17,266,490
Tupperware Brands Corporation Common Stock	11,720,821	11,890,794
Fidelity Freedom 2030 Fund	9,011,361	7,956,209
Spartan US Equity Index Fund	7,360,788	6,217,730
Fidelity Small Cap Independence Fund	6,729,769	5,922,668
Fidelity Diversified International Fund	6,023,109	4,285,274
Fidelity Freedom 2010 Fund	5,513,511	5,606,858
Dodge & Cox Stock Fund	4,354,046	3,236,279 *
Fidelity Freedom Income Fund	3,295,181 *	3,837,425

*Value of fund was less than 5% of net assets available for benefits, end of year
** At contract value

In total, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,100,923 as follows:

Common stock	$ 216,848
Registered investment companies	2,884,075
	$ 3,100,923

The Plan's investments are held, invested and administered by Fidelity. Fidelity administers the Plan pursuant to a Trust agreement dated September 1, 2000.

Net gains and losses are computed by the Trustee. Investment earnings are automatically reinvested into the fund from which they are derived.

Note 6 - Related Party Transactions:

Certain Plan investments are shares of investments managed by Fidelity, the Trustee of the Plan. Transactions with the Trustee qualify as party-in-interest transactions. Amounts paid to Fidelity were for trustee and performance management fees; no fees were paid by the Plan for investment management services.

The Plan invests in the stock of the Company, and as of December 31, 2006 and 2005, the current value and number of shares was $11,720,821 and 518,391 and $11,890,794 and 530,839, respectively. For the year ended December 31, 2006, the Plan purchased 148,300 shares for $2,942,270 and sold 160,748 shares for $3,328,402.

Note 7 – Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2006
Net assets available for benefits per the financial statements	$75,973,605
Less: Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(151,674)
Net assets available for benefits per the Form 5500	$75,821,931

The following is a reconciliation of the investment income per the financial statements to the Form 5500:

	December 31, 2006
Total investment income per the financial statements	$ 7,014,830
Less: Adjustment from contract value to fair value for interest in collective trust relating to fully benefit-responsive investment contracts	(151,674)
Total investment income per the Form 5500	$ 6,863,156

TUPPERWARE BRANDS CORPORATION
RETIREMENT SAVINGS PLAN
E.I.N. 36-4062333 PLAN NO. 002
DECEMBER 31, 2006
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Par Value or Number of Share or units	(d) ** Cost	(e) Current Value
	Common/Collective Trust			
*	Fidelity Managed Income Portfolio	15,242,575		$ 15,090,901
	Registered Investment Companies			
	Spartan US Equity Index Fund	146,688		7,360,788
*	Fidelity Small Cap Independence Fund	319,704		6,729,769
*	Fidelity Diversified International Fund	163,007		6,023,109
*	Fidelity Freedom Income Fund	285,544		3,295,181
*	Fidelity Freedom 2000 Fund	138,448		1,725,057
*	Fidelity Freedom 2010 Fund	377,121		5,513,511
*	Fidelity Freedom 2020 Fund	175,710		2,728,769
*	Fidelity Freedom 2030 Fund	562,156		9,011,361
*	Fidelity Freedom 2040 Fund	40,578		384,684
	Dodge & Cox Stock Fund	28,373		4,354,046
	Total Registered Investment Companies			47,126,275
	Company Stock Fund			
*	Tupperware Brands Corporation, Common Stock $0.01 par	518,391		11,720,821
	Money Market Fund			
*	Fidelity Short-Term Investments/Money Market Fund	157,790		157,790
*	**Participant Loans**			
	Interest rates ranged from 5% - 9.25% terms from 1 to 5 years			1,728,264
	Total investments			$ 75,824,051

*Identified as a party-in-interest

** Cost information has been omitted as all investments are participant directed.

LarsonAllen LLP
CPAs, Consultants & Advisors
www.larsonallen.com

Exhibit 23

Consent of Independent Registered Certified Public Accounting Firm

Participants and Administrator
Tupperware Brands Corporation Retirement Savings Plan

We consent to incorporation by reference in the registration statement (No. 333-18331) on Form S-8 of Tupperware Brands Corporation of our report dated June 22, 2007, with respect to the statement of net assets available for benefits of the Tupperware Brands Corporation Retirement Savings Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended and the supplemental schedule of assets (held at end of year) as of December 31, 2006, which report appears in the December 31, 2006 annual report on Form 11-K/A of the Tupperware Brands Corporation Retirement Savings Plan.

Larson Allen LLP
LarsonAllen LLP

Orlando, Florida
June 25, 2007

END